

October 4, 2023

Timothy Spell
Chief Executive Officer
Reagan Bosco International Company, Inc.
1800 2nd Street, Suite 603
Sarasota, FL 34236

> **Re: Reagan Bosco International Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 27, 2023**
> **File No. 333-274718**

Dear Timothy Spell:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed September 27, 2023

Dilution, page 12

1. We note your response to prior comment 1. Please include a table comparing the public contribution under the proposed public offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions since inception. Include columns for the number and percent of shares purchased; amount and percent of total consideration; and the average price per share for existing shareholders versus new investors. Refer to Item 506 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction

cc: Stephen A. Weiss, Esq.